International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, WI 53151

September 28, 2012

Securities and Exchange Commission
Attention J. Scott Stringer
100 F St. NE
Washington D.C. 20549

Re:	International Monetary Systems, LTD. Form 10-K for the Fiscal Year Ended December 31, 2011 File No. 000-30853

Responses to SEC Comment letter dated September 19, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7

Operations, page 8

1. We note that you disclose cash flows from operations on a per share basis. Non-GAAP liquidity measures, such as cash flow, should not be presented on a per share basis in documents filed or furnished with the Commission. Reference is made to Compliance & Disclosure Interpretations on Non-GAAP Financial Measures Question 102.05.

Response
We thought the information may be a useful metric to the reader. We will cease to disclose such measures in all future filings.

Item 9A(T)- Controls and Procedures, page 10

2. Please revise to furnish all of the information required by Item 307 of Regulation S-K including the assessment related to disclosure controls and procedures.

Response
We will revise the 9(A)T disclosure via an abbreviated amendment to read as follows:

 Evaluation of Disclosure Controls and Procedures
In accordance with Exchange Act Rules 13a-15 and 15a-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer (principal executive officer)  and Chief Financial Officer(principal financial officer), of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 in enabling us to record, process, summarize and report information required to be included in our periodic SEC filings within the required time period.

Management's Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the framework in Internal Control — Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2011, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting
There was no change in internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

3. We note your disclosure that management believes(emphasis added) that the internal controls relative to financial reporting as of December 31, 2011, were effective with regards to IT access controls over the accounting applications.”  Note that the use of the term “believes” or a term other that “concludes” raises questions about the degree of management’s assessment and potential limits. It does not appear that your certifying officers have reached a conclusion. Please confirm to us, and revise to address your officers’ conclusions.

Response
We hereby confirm to you that Management, including our Chief Executive Officer (Principal Executive Officer) and our Chief Financial Officer (Principal Financial Officer), concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011.

We will revise via abbreviated amendment, as noted above.

4. Reference to IT access controls over the accounting applications also limits the scope and objective of internal control. Please confirm to us and revise to address, if true, that you (sic) internal controls were effective and in accordance with the Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Response
As stated above, we confirm to you that the Company’s internal controls were effective and in accordance with the Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2011.

As noted above, we will revise the language via an abbreviated amendment to more clearly address this matter.

Note 1 – Information About the Company and Summary of Significant Accounting Policies

Revenue Sources, page F-8

5. Please explain and disclose your revenue recognition policy with respect to the different revenue streams, including any upfront, one-time membership fees, monthly fees, transaction fee, event fees, and inventory sales, etc. In addition, if any fees are recognized upfront, explain your basis in GAAP for the accounting. Reference is made to SAB Topic 13.A.3.f.

Response

Each type of revenue generated by the Company is recognized when the requirements of the transaction are completed, all performance obligations by the Company have been met, and collection is reasonably assured. Monthly fees and transaction fees are billed and recognized in the month earned. Event fees are recognized when the event occurs. Sales of inventory, for which no rights of return exist, are recognized as revenue at the time of the transaction when transfer of possession has occurred.

In establishing revenue recognition for the upfront, one-time, non-refundable membership fees, the Company has considered SAB Topic 13.A.3.f, wherein “the staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.”

Management has concluded that these up-front, non-refundable fees are appropriately recognized at the inception of the membership because:

•	The fees are charged to our members solely to offset initial set-up costs incurred by the Company.
•	The fee has been determined to be a discreet earnings event
•	The membership fee is not “wholly or partly an advance payment for future products or services” and, accordingly, is the culmination of a separate earnings process.

 Management has also concluded that the relative insignificance of the membership charge supports its treatment as a discreet earnings event, rather than wholly or partly an advance payment for future products or services. Our membership fees do not represent a significant component of the revenue stream from our membership, as upfront fee revenue approximates 1% of our total revenue for 2011 and 2010.

We will clarify our revenue recognition policies in future filings.

Note 10 – Related Party Transactions, page F-19

6. We note your sale of trade dollars at a significant discount to employees and directors during the year ended December 31, 2010 and 2011. In that regard, explain to us and disclose the business reasons behind the discount and how you had accounted for the discount in the income statements.

Response
The discounts are an employee benefit which also allow us to keep to a minimum the accumulated earned trade dollars we have on our books at any point in time.

We account for the sale of trade dollars as: (i) an increase in cash (or A/R) and a reduction of our trade-dollar asset account for the amount of the actual sale and, (ii) a debit to G&A expense and a further reduction of the trade-dollar asset account for the amount of the discount in the transaction.

In responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ John E Strabley
John E Strabley, CEO
Principal Executive Officer and Director

/s/ David A Powell
David A Powell CPA, CGMA
Chief Financial Officer, Treasurer, Principal Accounting Officer